SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of October, 2002.


                                ORIX Corporation
                (Translation of Registrant's Name Into English)

                     3-22-8 Shiba, Minato-Ku, Tokyo, Japan
                    (Address of Principal Executive Offices)


                            -----------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F [X]            Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes [ ]                   No [X]

                       ----------------------------------
                         Consolidated Financial Results
                       April 1, 2002 - September 30, 2002
                       ----------------------------------


                                                               October 25, 2002


In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 122.60 to $1.00, the approximate exchange rate prevailing at September 30, 2002.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under "Risk Factors" in the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company expects that it will be a "passive foreign investment company" under the U.S. Internal Revenue Code. A U.S. holder of the shares of the Company is therefore subject to special rules of taxation in respect of certain dividend, gain or other income on such shares. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company's annual report.

For further Information please contact:
         Corporation Communications
         ORIX Corporation
         3-22-8 Shiba, Minato-ku, Tokyo 105-8683
         JAPAN
         Tel: (03) 5419-5102   Fax: (03) 5419-5901
         E-mail: leslie_hoy@orix.co.jp

    Consolidated Financial Results from April 1, 2002 to September 30, 2002 (U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)


Corporate Name:    ORIX Corporation
Listed Exchanges:  Tokyo Stock Exchange(Securities No. 8591)
                   Osaka Securities Exchange
                   Nagoya Stock Exchange
                   New York Stock Exchange(Trading Symbol : IX)
Head Office:       Tokyo JAPAN
                   Tel:(03)5419-5102
                   (URL http://www.orix.co.jp/ir_e/ir_index.htm)
Date Approved by Board of Director: October 25, 2002

1. Performance Highlights for the Six Months Ended September 30, 2002 and 2001, and the Year Ended March 31, 2002

(1) Performance Highlights - Operating Results (Unaudited)

                                                                                         (millions of JPY)*
                      Total    Year-on-Year   Operating   Year-on-Year   Income before      Year-on-Year
                    Revenues      Change        Income      Change        Income Taxes         Change
                   ---------   ------------   ---------   ------------   -------------   -------------------
September 30, 2002   334,728       0.7%         34,635      (8.0%)          37,996              2.1%
September 30, 2001   332,543      15.0%         37,628      30.8%           37,200             26.6%
  March 31, 2002     658,462        --          73,369        --            73,039               --

                   Net Income  Year-on-Year          Basic               Diluted
                                  Change      Earnings Per Share    Earnings Per Share
                   ----------  ------------   ------------------    ------------------
September 30, 2002    22,763       13.6%             272.12              256.34
September 30, 2001    20,036       17.5%             245.17              235.51
 March 31, 2002       40,269                         489.19              467.11

1. Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates was a net gain of JPY 3,361 million for the six months ended September 30, 2002, a net loss of JPY 428 million for the six months ended September 30, 2001 and a net loss of JPY 330 million for the year ended March 31, 2002.
2. The average number of shares was 83,652,980 for the six months ended September 30, 2002, 81,723,887 for the six months ended September 30, 2001 and 82,318,387 for the year ended March 31, 2002.
3.   Changes in Accounting Principles          Yes (x) No ( ) (required new
     accounting adoption)

*Note: Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

                     Total Assets   Shareholders'   Shareholders'   Book Value
                                       Equity       Equity Ratio    Per Share
                     ------------   -------------   -------------   ----------
September 30, 2002     6,050,290      499,726          8.3%          5,973.44
September 30, 2001     6,002,015      455,147          7.6%          5,567.69
  March 31, 2002       6,350,219      502,508          7.9%          6,007.52

1. The number of shares (excluding treasury stock) was 83,658,128 as of September 30, 2002, 81,747,966 as of September 30, 2001 and 83,646,466 as
     of March 31, 2002.

(3)  Performance Highlights - Cash Flows (Unaudited)

                          Cash Flows                  Cash Flows                Cash Flows             Cash and Cash Equivalents
                   From Operating Activities   From Investing Activities   From Financing Activities        At End of Period
                   -------------------------   -------------------------   -------------------------   -------------------------
September 30, 2002          83,282                     119,027                   (345,174)                      210,875
September 30, 2001
  March 31, 2002           257,635                    (305,711)                   246,116                       354,748

1. Consolidated Statements of Cash Flows at September 30, 2001 were not prepared.

(4)  Number of Consolidated Subsidiaries and Affiliates
       Consolidated Subsidiaries     186
       Non-consolidated Subsidiaries   0
       Affiliates                     65 (Of which 65 are accounted for
                                          by the equity method)

(5)  Changes in Consolidated Subsidiaries and Affiliates

     Additions to and deletions from consolidated subsidiaries and affiliates
       Additions: Consolidated Subsidiaries 14, Affiliates 3
       Deletions: Consolidated Subsidiaries 3, Affiliates 2

2.   Forecasts for the Year Ending March 31, 2003 (Unaudited)

       Fiscal Year      Total     Income Before   Net Income
                       Revenues   Income Taxes
       -----------     --------   -------------   ----------
      March 31, 2003   680,000       80,000         46,000

Note: Basic Earnings Per Share is forecasted to be JPY 549.86.

Group Position
--------------

ORIX group consists of ORIX Corporation, 186 subsidiaries and 65 affiliates, and is developing various operations. The main contents of each operation and the positioning of ORIX Corporation and its subsidiaries are as follows. In addition, the following classification is the same as that of the classification of information by segment.

Domestic Operations
-------------------------------------------------------------------------------

(1)  Corporate finance

     This business centers on direct financing leases and installment loans, other than real estate loans, to corporate customers as well as the sale of a variety of financial products and other fee business.

     [Main related companies]
          ORIX Corporation, ORIX Alpha Corporation, ORIX Auto Leasing Corporation, IFCO Inc., Nittetsu Lease Co., Ltd.
-------------------------------------------------------------------------------

(2)  Equipment operating leases

     This business principally comprises the rental of precision measuring equipment and personal computers to corporate customers as well as automobile rental operations.

     [Main related companies]
          ORIX Rentec Corporation, ORIX Rent-A-Car Corporation
-------------------------------------------------------------------------------

(3)  Real estate related finance

     This business encompasses real estate loans to corporate customers and housing loans to individuals. ORIX is also expanding its business involving loan servicing, commercial mortgage-backed securities(CMBS), and REITs.

     [Main related companies]
          ORIX Corporation, ORIX Trust and Banking Corporation, ORIX Asset Management & Loan Services Corporation
-------------------------------------------------------------------------------

(4)  Real estate

     This business consists principally of condominium development and office rental activities as well as the operation of such facilities as hotels, employee dormitories, and training facilities.

     [Main related companies]
          ORIX Corporation, ORIX Estate Corporation, ORIX Real Estate
          Corporation
-------------------------------------------------------------------------------

(5)  Life insurance

     This segment consists of direct and agency life insurance sales and related activities conducted by ORIX Life Insurance.

     [Main related companies]
          ORIX Life Insurance Corporation
-------------------------------------------------------------------------------

(6) Other

     The other segment encompasses securities transactions, venture capital operations, consumer card loan operations, and new businesses.

     [Main related companies]
          ORIX Corporation, ORIX Credit Corporation, ORIX Capital Corporation, ORIX Securities Corporation, ORIX Baseball Club Co., Ltd., ORIX COMMODITIES Corporation, ORIX Club Corporation, ORIX Investment Corporation
-------------------------------------------------------------------------------

Foreign Operations
-------------------------------------------------------------------------------

(1)  The Americas

     Principal businesses in the Americas segment are direct financing leases, corporate lending, securities investment, commercial mortgage-backed securities (CMBS) related business, and real estate development.

     [Main related companies]
          ORIX USA Corporation, ORIX Real Estate Equities, Inc., ORIX Financial Services, Inc., ORIX Capital Markets, LLC, Stockton Holdings Limited
-------------------------------------------------------------------------------

(2)  Asia and Oceania

     Principal businesses in Asia and Oceania involve direct financing leases, operating leases for precision measuring equipment and transportation equipment, corporate lending, and securities investment.

    [Main related companies]
          ORIX Investment and Management Private Limited, ORIX Asia Limited, ORIX Australia Corporation Limited, ORIX Taiwan Corporation, PT. ORIX Indonesia Finance, ORIX Leasing Malaysia Berhad, ORIX Leasing Pakistan Limited, ORIX Leasing Singapore Limited, INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED
-------------------------------------------------------------------------------

(3)  Europe

     Principal businesses in Europe center on aircraft operating leases, corporate loans, and securities investments.

     [Main related companies]
          ORIX Europe Limited, ORIX Ireland Limited, ORIX Aviation Systems
          Limited
-------------------------------------------------------------------------------


Group Structure
---------------

The structure of principal business of ORIX group is as follows.

              ----------------------------------------------------------------------------------------------------------------------
                  Major Group Company                    Principal Business
              ----------------------------------------------------------------------------------------------------------------------
            --
            | ----------------------------------------------------------------------------------------------------------------------
            |     ORIX Corporation                       Leasing, Lending and Other Financial Services
            | ----------------------------------------------------------------------------------------------------------------------
            |                                                                                       ^         |          |
            | Domestic Operations                                                                   |         |          |
            | -------------------                                                                   |         |          |
            |                                                                                       |         |          |
            |   ----------------------------------------------------------------------------------- |         |          |
            |   ORIX Auto Leasing Corporation            Automobile Leasing                         |         |          |
            |   ----------------------------------------------------------------------------------- |         |          |
            |   ORIX Rentec Corporation                  Precision Measuring & OA Equipment Rentals |         |          |
            |   ----------------------------------------------------------------------------------- |         |          |
            |   ORIX Alpha Corporation                   Leasing, Lending                           |         |          |
            |   ----------------------------------------------------------------------------------- |         |          |
            |   IFCO Inc.                                Automobile Leasing                         |         |          |
            |   ----------------------------------------------------------------------------------- |         |          |
            |   Nittetsu Lease Co., Ltd.                 Leasing, Hire Purchase                     |         |          |
            |   ----------------------------------------------------------------------------------- |         |          |
            |   ORIX Credit Corporation                  Consumer Loans                             |Selling  | Guarantee| Business
            |   ----------------------------------------------------------------------------------- |Substitu-| of Lia-  | Fund Loan
            |   ORIX Club Corporation                    Consumer Loans                             |tion     | bilities |
            |   ----------------------------------------------------------------------------------- |         |          |
            |   ORIX Rent-A-Car Corporation              Automobile Rentals                         |         |          |
            |   ----------------------------------------------------------------------------------- |         |          |
            |   ORIX Real Estate Corporation             Real Estate Development & Management       |         |          |
            |   ----------------------------------------------------------------------------------- |         |          |
            |   ORIX Estate Corporation                  Real Estate & Leisure Facility Management  |         |          |
            |   ----------------------------------------------------------------------------------- |         |          |
            |   ORIX Securities Corporation              Securities Brokerage & Online Trading      |         |          |
            |   ----------------------------------------------------------------------------------- |         |          |
            |   ORIX Life Insurance Corporation          Life Insurance                           --          |          |
            |   -----------------------------------------------------------------------------------           |          |
            |   ORIX Trust and Banking Corporation       Trust & Banking Services, Housing Loans              |          |
            |   -----------------------------------------------------------------------------------           |          |
            |   ORIX Capital Corporation                 Venture Capital                                      |          |
            |   -----------------------------------------------------------------------------------           |          |
            |   ORIX Investment Corporation              Alternative Investment                               |          |
            |   -----------------------------------------------------------------------------------           |          |
            |   ORIX COMMODITIES Corporation             Securities and Futures Trading                       |          |
            |   -----------------------------------------------------------------------------------           |          |
            |   ORIX Asset Management & Loan Services    Loan Servicing                                       |          |
            |      Corporation                                                                                |          |
            |   -----------------------------------------------------------------------------------           |          |
            |   ORIX Baseball Club Co., Ltd.             Professional Baseball Team Management                |          |
            |   -----------------------------------------------------------------------------------           |          |
            |   other 135                                                                                     |          |
Providing   |   -----------------------------------------------------------------------------------           |          |
our       <--                                                                                                 |   <------|
customers   | Foreign Operations                                                                              |          |
with        | ------------------                                                                              |          |
financial   |                                                                                                 |          |
services    |  ------------------------------------------------------------------------------------           |          |
            |  The Americas                                                                                   |          |
            |    ----------------------------------------------------------------------------------           |          |
            |    ORIX USA Corporation                     Investment Banking, Leasing              <----------|          |
            |    ----------------------------------------------------------------------------------           |          |
            |    ORIX Financial Services, Inc.            Leasing, Lending                                    |          |
            |    ----------------------------------------------------------------------------------           |          |
            |    ORIX Real Estate Equities, Inc.          Real Estate Development & Management                |          |
            |    ----------------------------------------------------------------------------------           |          |
            |    ORIX Capital Markets, LLC                Loan Servicing, Corporate Debt Investment           |          |
            |    ----------------------------------------------------------------------------------           |          |
            |    Stockton Holdings Limited              * Futures Trading, Reinsurance                        |          |
            |    ----------------------------------------------------------------------------------           |          |
            |    other 23                                                                         <- - - - - -|          |
            |  ------------------------------------------------------------------------------------           |          |
            |  Asia and Oceania                                                                               |          |
            |    ----------------------------------------------------------------------------------           |          |
            |    ORIX Asia Limited                        Leasing, Investment Banking             <-----------|          |
            |    ----------------------------------------------------------------------------------           |          |
            |    ORIX Investment and                      Venture Capital                         <-----------|          |
            |      Management Private Limited                                                                 |          |
            |    ----------------------------------------------------------------------------------           |          |
            |    ORIX Leasing Singapore Limited         * Leasing, Hire Purchase                              |          |
            |    ----------------------------------------------------------------------------------           |          |
            |    ORIX Taiwan Corporation                  Leasing, Hire Purchase                  <-----------|          |
            |    ----------------------------------------------------------------------------------           |          |
            |    PT.ORIX Indonesia Finance                Leasing, Automobile Leasing             <-----------|          |
            |    ----------------------------------------------------------------------------------           |          |
            |    ORIX Leasing Malaysia Berhad             Leasing, Lending, Hire Purchase         <-----------|          |
            |    ----------------------------------------------------------------------------------           |          |
            |    ORIX Australia Corporation Limited       Leasing, Automobile Leasing & Rentals   <-----------|          |
            |    ----------------------------------------------------------------------------------           |          |
            |    INFRASTRUCTURE LEASING &               * Investment Banking, Corporate Finance               |          |
            |      FINANCIAL SERVICES LIMITED                                                                 |          |
            |    ----------------------------------------------------------------------------------           |          |
            |    ORIX Leasing Pakistan Limited            Leasing, Automobile Leasing, Lending                |          |
            |    ----------------------------------------------------------------------------------           |          |
            |    other 45                                                                         <- - - - - -|          |
            |  ------------------------------------------------------------------------------------           |          |
            |  Europe                                                                                         |          |
            |    ----------------------------------------------------------------------------------           |          |
            |    ORIX Europe Limited                      Corporate Finance                       <-----------|          |
            |    ----------------------------------------------------------------------------------           |          |
            |    ORIX Ireland Limited                     Corporate Finance                       <-----------|          |
            |    ----------------------------------------------------------------------------------           |          |
            |    ORIX Aviation Systems Limited            Aircraft Leasing                        <-----------|          |
            |    ----------------------------------------------------------------------------------           |          |
            |    other 13                                                                         <- - - - - -|          |
                 ----------------------------------------------------------------------------------                      |
            --                                                                                                         --
                                                        * Affiliates                       - - - The guarantee to some
                                                                                                 group companies is
                                                                                                 shown among others

Summary of Consolidated Financial Results

Management Policies
-------------------

Objectives
ORIX aims to achieve the optimum growth in long-term shareholder value by providing value-added financial services in areas that fully utilize the specialization of the entire ORIX Group in order to meet our customers' needs. As the services that customers demand have diversified, we have continued to increase the number and quality of the financial solutions that we provide. As a result, ORIX's operations have expanded from leasing, rentals and lending to include life insurance, real estate finance and investment banking activities. As new business opportunities arise in the future, we plan to build on our accumulated knowledge and experience to continue to provide creative and innovative financial solutions.

Dividend Policy
ORIX believes that the Company should strive to maximize return to shareholders by increasing long-term corporate value. In order to achieve continued growth, we fundamentally plan to use retained earnings to invest in highly profitable areas.

Unit Shares
ORIX's basic policy is to periodically review the number of common shares that make up one trading unit in order to promote a broad participation of investors. With regards to the number of shares that make one unit, ORIX will consider demands from the market and weigh the costs and benefits associated with any changes to the present trading unit.


Financial Results
-----------------

1. Six Months Ended September 30, 2002

Economic Environment
As indicated by the instability in the stock markets, there was much uncertainty in the U.S. economy in the six months ended September 30, 2002. Although the Asian economy experienced a slowdown in exports to the U.S., its economy performed relatively well. On the other hand, the Japanese economy experienced difficulties due to corporate bankruptcies and restructuring, in addition to a high level of unemployment and a sharp fall in stock prices. The authorities have voiced their intention of finding some ways of overcoming deflation, but the future remains uncertain.

Financial Highlights

   Income before Income Taxes.........37,996 million yen (up 2% year on year)
   Net Income.........................22,763 million yen (up 14% year on year)
   Earnings Per Share (Basic).........272.12 yen (up 11% year on year)
   Earnings Per Share (Diluted).......256.34 yen (up 9% year on year)
   Book Value Per Share...............5,973.44 yen (down 1% year on year)

   ROE................................9.1% (September 30, 2001: 8.7%)
   ROA................................0.73% (September 30, 2001: 0.69%)

Revenues: 334,728 million yen (up 1% year on year)
"Interest on loans and investment securities" grew due to an increase in the balance of housing loans and consumer card loans. However, "life insurance premiums and related investment income" decreased by 14 billion yen due to the emphasis on profitability over revenue growth. As a result, revenues were up 1% year on year to 334,728 million yen.

Expenses: 300,093 million yen (up 2% year on year)
Efficient fund procurement from the capital markets and a drop in life insurance revenues resulted in lower "interest expense" and "life insurance costs." On the other hand, "selling, general and administrative expenses" increased due to acquisitions that were made in the second half of the last fiscal year. In addition, the carrying value of a golf course was written down under "write-downs of long-lived assets" because the expected cash flows from the course decreased against the backdrop of lower market price for golf memberships. As a result, expenses increased slightly by 2% year on year to 300,093 million yen.

Net Income: 22,763 million yen (up 14% year on year)
While operating income was down by 8% year on year, it was offset by a gain in "equity in net income (loss) of and gain (loss) on sale of affiliates" compared with a loss in the previous fiscal year combined with recognition of 1,937 million yen due to "cumulative effect of a change in accounting principle" resulted in a 14% rise in net income year on year to 22,763 million yen.

Operating Assets: 5,302.7 billion yen (down 4% from March 31, 2002)
Assets increased in areas related to corporate real estate-related finance and the consumer card loan operations and an increase in the balance of direct financing leases due to acquisitions. However, an overall reduction in the balance of operating assets was achieved through the listing and sale of units of a real estate investment trust (J-REIT), which reduced "other operating assets", the securitization of direct financing lease and loan assets and the reduction in the investment in securities in the life insurance operations. As a result, operating assets were 5,302.7 billion yen, 4% down on March 31, 2002.

Segment Information ("Profits" refer to income before income taxes)

Domestic Operations

Corporate Finance: Segment profits were up 3%, or 656 million yen, compared to the six months ended September 30, 2001 (2001/9) to 24,500 million yen. Both an average balance of operating assets and revenues were up as a result of acquisitions. In addition, the automobile leasing operations also enjoyed higher profits.

Equipment Operating Leases: Segment profits were 2,979 million yen compared to 5,359 million yen in 2001/9. The automobile rental operations performed well, but the rental of precision measuring equipment continued to suffer from the sluggishness in information technology-related industries.

Real Estate-Related Finance: Segment profits jumped to 9,910 million yen from 403 million yen in 2001/9 due to the continued strong contribution from corporate non-recourse loans, the acquisition of some housing loans in the second half of the last fiscal year, and proceeds from the first quarter listing and sale of a J-REIT.

Real Estate: Although the condominium development continued to perform strongly and gains were made from the sale of real estate properties, this segment experienced a loss of 8,807 million yen compared with a profit of 3,433 million yen in the six-month period ended September 30, 2002 due to a 14,665 million yen write-down of a golf course.

Life Insurance: Segment profits came in at 2,976 million yen compared to 4,236 million yen in 2001/9 (5,764 million yen for the fiscal year ended March 31, 2002). Segment profits were lower this half as a large contribution from the sales of securities was concentrated in the first half of the previous fiscal year.

Other: Segment profits jumped to 6,926 million yen compared to 2,505 million yen in 2001/9 thanks to the increase in the balance of consumer card loans as well as a contribution from the securitization of loans in the card loan business.

Foreign Operations

The Americas: While still profitable, the commercial mortgage-backed securities business in the United States posted lower earnings. In addition, the "provision for doubtful receivables and possible loan losses" and the "write-downs of securities" of high yield and other bonds necessitated by the instability of the U.S. economy resulted in a segment loss of 1,027 million yen compared to a segment loss of 90 million yen in 2001/9.

Asia and Oceania: The corporate lending and automobile leasing operations performed well resulting in an increase in "segment profits" to 4,314 million yen compared to 3,498 million yen in 2001/9.

Europe: While the sale of investment securities contributed to profits in 2001/9, no such gains were made in the first half of this fiscal year. This, combined with the decrease in assets for the six months ended September 30, 2002 resulted in a segment loss of 610 million yen compared to a "segment profit" of 1,521 million yen in the same period of the previous year.

2. Summary of Cash flow (Six Months Ended September 30, 2002)

"Cash and cash equivalents" decreased by 40.6% or 143,873 million yen to 210,875 million yen compared to March 2002.

"Cash flows from operating activities" were 83,282 million yen, mainly consisting of "net income" and 57,229 million yen of "depreciation and amortization".

"Cash flows from investing activities" were 119,027 million yen, due to inflows associated with

"proceeds from sales of available-for-sale securities" and "sales of subsidiaries, net of cash disposed" despite the outflows from an increase in "installment loans".

345,174 million yen was used in "cash flows from financing activities," due to the repayment of commercial paper and debt.

Please note that a "consolidated statements of cash flows" was not prepared for the period ended September 30, 2001 and no comparisons were made regarding the cash flows for operating, investing and financing activities for that period.

3. Summary of Second Quarter (Three Months Ended September 30, 2002)

In the second quarter, revenues increased 20,595 million yen year on year. This is primarily due to the strong performance of the condominium development business, with revenues from "direct financing leases," and "interest on loans and investment securities" also contributing. "Life insurance premiums and related investment income" decreased due to the shift in policy towards guarantee-type products. Expenses in the second quarter increased 26,368 million yen year on year. Although there was a decrease in "interest expense" and "life insurance costs," expenses associated with the condominium development business increased, as did the "write-downs of long-lived assets". This resulted in a decrease in operating income by 5,773 million yen to 9,936 million yen compared with the second quarter of the last fiscal year. As a result, income before income taxes and net income for the second quarter were also lower, at 11,674 million yen and 5,878 million yen respectively.

4. Outlook and forecasts for the Fiscal Year Ending March 31, 2003

There are heightened concerns about the future direction of the America economy and corporate earnings are expected to remain sluggish in Japan.

Despite the difficulties in the economic environment, for the fiscal year ending March 31, 2003, we forecast "revenues" of 680,000 million yen (up 3% compared with the fiscal year ended March 31, 2002), "income before income taxes" of 80,000 million yen (up 10%), and "net income" of 46,000 million yen (up 14%). These forecasts are unchanged from those announced on April 25, 2002 at the time of the earnings announcement for the fiscal year ended March 31, 2002.

                                                  Consolidated Financial Highlights
                      (For the Six Months Ended September 30, 2002 and 2001, and the Year Ended March 31, 2002)
                                                             (Unaudited)

                                         September   Change    Year   September   Year    March      Year
                                         30, 2002     from     -on-   30, 2001    -on-   31, 2002    -on-
                                                     March     year               year               year
Operating Assets                                    31, 2002  Change             Change             Change
----------------------------------------------------------------------------------------------------------
Investment in Direct Financing Leases    1,669,623    101%      92%   1,821,868   105%   1,658,669    100%
Installment Loans                        2,326,189    102%     117%   1,996,542   110%   2,273,280    123%
Investment in Operating Leases             460,103     97%      98%     468,841   113%     474,491    105%
Investment in Securities                   717,500     83%      74%     972,816   113%     861,336     91%
Other Operating Assets                     129,311     50%      99%     130,409   150%     260,373    197%
----------------------------------------------------------------------------------------------------------
Total                                    5,302,726     96%      98%   5,390,476   110%   5,528,149    110%


Operating Results
----------------------------------------------------------------------------------------------------------
Total Revenues                             334,728     --      101%     332,543   115%     658,462    112%
Income before Income Taxes                  37,996     --      102%      37,200   127%      73,039    123%
Net Income                                  22,763     --      114%      20,036   117%      40,269    118%
Earnings Per Share
  Income before Cumulative Effect of
  a Change in Accounting Principle
    Basic                                   248.97     --      102%      243.54   117%      487.57    117%
    Diluted                                 234.58     --      100%      233.95   117%      465.57    116%
Net Income
  Basic                                     272.12     --      111%      245.17   118%      489.19    117%
  Diluted                                   256.34     --      109%      235.51   118%      467.11    116%
Book Value Per Share                      5,973.44     99%     107%    5,567.69   106%    6,007.52    106%


Financial Position
----------------------------------------------------------------------------------------------------------
Shareholders' Equity                       499,726     99%     110%     455,147   106%     502,508    109%
Number of Shares ('000)
  (excluding treasury stock)                83,658    100%     102%      81,748   100%      83,646    102%
Long-and Short-Term Debt and Deposits    4,425,331     95%     100%   4,409,036   111%   4,679,566    115%
Total Assets                             6,050,290     95%     101%   6,002,015   111%   6,350,219    114%
Shareholders' Equity Ratio                    8.3%    105%     109%        7.6%    95%        7.9%     95%
Return on Equity (annualized)                 9.1%    108%     105%        8.7%   109%        8.4%    109%


New Business Volumes
----------------------------------------------------------------------------------------------------------
Direct Financing Leases
  New Receivables Added                   563,596      --       88%     641,379   146%   1,083,070    129%
  New Equipment Acquisitions              507,941      --       88%     578,013   152%     980,379    136%
Installment Loans                         675,208      --      125%     540,804   146%   1,340,400    181%
Operating Leases                           61,526      --       72%      85,208   117%     146,203    102%
Investment in Securities                   95,228      --       50%     190,192    78%     348,347     88%
Other Operating Assets                     50,559      --      126%      40,228    93%     204,121    158%
----------------------------------------------------------------------------------------------------------

                                             Condensed Consolidated Statements of Income
                      (For the Six Months Ended September 30, 2002 and 2001, and the Year Ended March 31, 2002)
                                                             (Unaudited)


                                                                                                  (millions of JPY, millions of US$)
                                                            Six months   Year   Six months   Year   Year ended   Year   U.S. dollars
                                                              ended      -on-     ended      -on-     March      -on-    September
                                                            September    year   September    year    31, 2002    year     30, 2002
                                                             30, 2002   Change   30, 2001   Change              Change
                                                            ------------------  ------------------  ------------------  ------------
Total Revenues:                                              334,728     101%    332,543     115%     658,462    112%      2,730
                                                            ------------------  ------------------  ------------------  ------------
Direct Financing Leases                                       63,479              58,527              121,914                518
Operating Leases                                              61,079              58,643              120,807                498
Interest on Loans and Investment Securities                   64,041              56,758              121,962                522
Brokerage Commissions and Gains on Investment Securities       7,927               8,496               18,367                 65
Life Insurance Premiums and Related Investment Income         71,832              85,912              152,333                586
Residential Condominium Sales                                 29,742              33,019               58,078                243
Interest Income on Deposits                                      312               1,010                1,374                  3
Other Operating Revenues                                      36,316              30,178               63,627                295
                                                            ------------------  ------------------  ------------------  ------------
Total Expenses:                                              300,093     102%     294,915    113%     585,093    111%      2,447
                                                            ------------------  ------------------  ------------------  ------------
Interest Expense                                              36,704              49,976               90,348                299
Depreciation - Operating Leases                               38,853              37,383               77,047                317
Life Insurance Costs                                          64,424              78,929              139,786                525
Costs of Residential Condominium Sales                        25,712              27,536               49,517                210
Other Operating Expenses                                      18,149              14,304               29,614                148
Selling, General and Administrative Expenses                  69,829              58,259              126,316                569
Provision for Doubtful Receivables and Possible Loan Losses   24,967              20,188               51,367                204
Write-downs of Long-Lived Assets                              14,665               1,386                2,716                120
Write-downs of Securities                                      5,742               7,251               19,742                 47
Foreign Currency Transaction Loss (Gain), Net                  1,048                (297)              (1,360)                 8
                                                            ------------------  ------------------  ------------------  ------------
Operating Income                                              34,635      92%     37,628     131%      73,369    128%        283
                                                            ------------------  ------------------  ------------------  ------------
Equity in Net Income (Loss) of
  and Gain (Loss) on Sales of Affiliates                       3,361                (428)                (330)                27
                                                            ------------------  ------------------  ------------------  ------------
Income before Income Taxes                                    37,996     102%     37,200     127%      73,039    123%        310
                                                            ------------------  ------------------  ------------------  ------------
Provision for Income Taxes                                    17,170              17,297               32,903                140
                                                            ------------------  ------------------  ------------------  ------------
Income before Cumulative Effect of a Change in
  Accounting Principle                                        20,826     105%     19,903     117%      40,136    118%        170
                                                            ------------------  ------------------  ------------------  ------------
Cumulative Effect of a Change in Accounting Principle          1,937                 133                  133                 16
                                                            ------------------  ------------------  ------------------  ------------
Net Income                                                    22,763     114%     20,036     117%      40,269    118%        186
                                                            ==================  ==================  ==================  ============


Note: 1. On April 1, 2002, as a result of the adoption of FASB Statement No. 141 ("Business Combinations"), the Company and its subsidiaries recorded a transition gain arising from the write-off of unamortized deferred credits of JPY1,937 million (US$16 million) as of March 31, 2002 as the "Cumulative Effect of a Change in Accounting Principle". With respect to the transitional goodwill impairment test as a result of the initial application of FASB Statement No. 142 ("Goodwill and Other Intangible Assets"), the Company and its subsidiaries are evaluating an impairment of goodwill.

     2. As of the beginning of the previous fiscal year ended March 31, 2002, the transition adjustment of JPY133 million as a result of the adoption of FASB Statement No.133 ("Accounting for Derivative Instruments and Hedging Activities") was recorded as Cumulative Effect of a Change in Accounting Principle.

     3. "Residential Condominium Sales" and "Costs of Residential Condominium Sales" were reclassified from "Other Operating Revenues" and "Other Operating Expenses", respectively.

                                                Condensed Consolidated Balance Sheets
                                       (As of September 30, 2002 and 2001, and March 31, 2002)
                                                             (Unaudited)


                                                                                     (millions of JPY, millions of $US)
                                                                      September    September     March     U.S. dollars
                                                                      30, 2002     30, 2001    31, 2002     September
Assets                                                                                                      30, 2002
----------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                                               210,875      201,244     354,748     1,720
Restricted Cash and Cash Equivalents                                     20,936       22,694      20,189       171
Time Deposits                                                             1,229        8,727       1,050        10
Investment in Direct Financing Leases                                 1,669,623    1,821,868   1,658,669    13,618
Installment Loans                                                     2,326,189    1,996,542   2,273,280    18,974
Allowance for Doubtful Receivables on
      Direct Financing Leases and Possible Loan Losses                 (136,961)    (145,856)   (152,887)   (1,117)
Investment in Operating Leases                                          460,103      468,841     474,491     3,753
Investment in Securities                                                717,500      972,816     861,336     5,852
Other Operating Assets                                                  129,311      130,409     260,373     1,055
Investment in Affiliates                                                102,271       59,491      86,346       834
Other Receivables                                                       132,047       94,181     124,022     1,077
Advances                                                                175,917      144,352     158,089     1,435
Prepaid Expenses                                                         42,157       35,215      37,406       344
Office Facilities                                                        76,879       78,282      76,987       627
Other Assets                                                            122,214      113,209     116,120       997
                                                                      ---------    ---------   ---------    ------
Total                                                                 6,050,290    6,002,015   6,350,219    49,350
                                                                      =========    =========   =========    ======

Liabilities and Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------
Short-Term Debt                                                       1,397,228    1,596,936   1,644,462    11,397
Deposits                                                                266,446      207,810     225,243     2,173
Trade Notes and Accounts Payable                                        219,601      247,945     244,871     1,791
Accrued Expenses                                                         88,785       78,382      92,266       724
Policy Liabilities                                                      601,815      598,871     602,664     4,909
Income Taxes                                                            145,791      144,444     153,076     1,189
Deposits from Lessees                                                    69,241       68,190      75,268       565
Long-Term Debt                                                        2,761,657    2,604,290   2,809,861    22,526
                                                                      ---------    ---------   ---------    ------
Total Liabilities                                                     5,550,564    5,546,868   5,847,711    45,274
                                                                      ---------    ---------   ---------    ------
Common Stock                                                             51,908       41,980      51,854       423
Additional Paid-in Capital                                               69,877       60,185      69,823       570
Legal Reserve                                                             2,220        2,220       2,220        18
Retained Earnings                                                       421,684      379,942     400,175     3,440
Accumulated Other Comprehensive Loss                                    (37,800)     (20,905)    (13,440)     (308)
Treasury Stock                                                           (8,163)      (8,275)     (8,124)      (67)
                                                                      ---------    ---------   ---------    ------
Shareholders' Equity                                                    499,726      455,147     502,508     4,076
                                                                      ---------    ---------   ---------    ------
Total                                                                 6,050,290    6,002,015   6,350,219    49,350
                                                                      =========    =========   =========    ======
----------------------------------------------------------------------------------------------------------------------

                                                                     September     September      March    U.S. dollars
                                                                     30, 2002      30, 2001     31, 2002     September
                                                                     --------      --------     --------   ------------
Note: 1. Accumulated Other Comprehensive Loss                                                                30, 2002
         Net unrealized gains on investment in securities                4,824        21,593      14,756        39
         Minimum pension liability adjustments                          (5,826)       (4,489)     (6,834)      (48)
         Cumulative translation adjustments                            (27,918)      (29,315)    (14,800)     (227)
         Net unrealized losses on derivative instruments                (8,880)       (8,694)     (6,562)      (72)

     2.   "Income taxes" includes "Income Taxes:Current" and "Income Taxes:Deferred" those were shown separately in previous
          Consolidated Balance Sheets.

                   Condensed Consolidated Statements of Shareholders' Equity
   (For the Six Months Ended September 30, 2002 and 2001, and the Year Ended March 31, 2002)
                                         (Unaudited)

                                                                 (millions of JPY, millions of US$)
                                                Six months   Six months   Year ended   U.S. dollars
                                                   ended        ended         March      September
                                                 September    September     31, 2002      30, 2002
                                                 30, 2002     30, 2001
                                                ----------   ----------   ----------   ------------
Common Stock:
    Beginning balance                               51,854      41,820       41,820           423
    Issuance during the year                            54         160       10,034             0
                                                ----------   ----------   ----------   ------------
    Ending balance                                  51,908      41,980       51,854           423
                                                ----------   ----------   ----------   ------------
Additional Paid-in Capital:
    Beginning balance                               69,823      59,885       59,885           570
    Issuance during the year and
      other increase, net                               54         300        9,938             0
                                                ----------   ----------   ----------   ------------
    Ending balance                                  69,877      60,185       69,823           570
                                                ----------   ----------   ----------   ------------
Legal Reserve:
    Beginning balance                                2,220       2,090        2,090            18
    Transfer from retained earnings                      -         130          130             -
                                                ----------   ----------   ----------   ------------
    Ending balance                                   2,220       2,220        2,220            18
                                                ----------   ----------   ----------   ------------
Retained Earnings:
    Beginning balance                              400,175     361,262      361,262         3,264
    Cash dividends                                  (1,254)     (1,226)      (1,226)          (10)
    Transfer to legal reserve                            -        (130)        (130)            -
    Net income                                      22,763      20,036       40,269           186
                                                ----------   ----------   ----------   ------------
    Ending balance                                 421,684     379,942      400,175         3,440
                                                ----------   ----------   ----------   ------------
Accumulated Other Comprehensive Loss:
    Beginning balance                              (13,440)      4,552        4,552          (109)
    Net decrease in net unrealized
      gains on investment in securities             (9,932)    (12,751)     (19,588)          (81)
    Net (increase) decrease in minimum
      pension liability adjustments                  1,008         195       (2,150)            8
    Net increase (decrease) in cumulative
      translation adjustments                      (13,118)     (4,207)      10,308          (107)
    Net increase in net unrealized
      losses on derivative instruments              (2,318)     (8,694)      (6,562)          (19)
                                                ----------   ----------   ----------   ------------
    Ending balance                                 (37,800)    (20,905)     (13,440)         (308)
                                                ----------   ----------   ----------   ------------
Treasury Stock:
    Beginning balance                               (8,124)     (8,286)      (8,286)          (66)
    (Increase) decrease, net                           (39)         11          162            (1)
                                                ----------   ----------   ----------   ------------
    Ending balance                                  (8,163)     (8,275)      (8,124)          (67)
                                                ----------   ----------   ----------   ------------
Total Shareholders' Equity:
    Beginning balance                              502,508     461,323      461,323         4,099
    Increase (decrease), net                        (2,782)     (6,176)      41,185           (23)
                                                ----------   ----------   ----------   ------------
    Ending balance                                 499,726     455,147      502,508         4,076
                                                ==========   ==========   ==========   ============
Summary of Comprehensive Income (Loss):
    Net income                                      22,763      20,036       40,269           186
    Other comprehensive loss                       (24,360)    (25,457)     (17,992)         (199)
                                                ----------   ----------   ----------   ------------
    Comprehensive income (loss)                     (1,597)     (5,421)      22,277           (13)
                                                ==========   ==========   ==========   ============

                Condensed Consolidated Statements of Cash Flows
 (For the Six Months Ended September 30, 2002 and the Year Ended March 31, 2002)
                                  (Unaudited)

                                                                                                   (milions of JPY, millions of US$)
                                                                                                                     U.S. dollars
                                                                               Six months ended     Year ended     Six months ended
                                                                              September 30, 2002  March 31, 2002  September 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
   Net income                                                                       22,763               40,269          186
   Adjustments to reconcile net income to net cash
       provided by operating activities:
      Depreciation and amortization                                                 57,229              117,019          466
      Provision for doubtful receivables and possible loan losses                   24,967               51,367          203
      Increase (decrease) in policy liabilities                                       (849)              40,777           (7)
      Gains on securitization                                                       (3,665)              (9,235)         (30)
      Equity in net (income) loss of and (gain) loss on sales of affiliates         (3,361)                 330          (27)
      Gains on sales of available-for-sale securities                               (4,204)             (13,795)         (34)
      Write-downs of long-lived assets                                              14,665                2,716          120
      Write-downs of securities                                                      5,742               19,742           47
      Increase in restricted cash and cash equivalents                              (1,034)              (2,865)          (8)
      Decrease (increase) in other operating assets held for sales,                (13,648)               2,133         (111)
         including advance payments
      Increase in prepaid expenses                                                  (3,853)              (9,255)         (31)
      Increase (decrease) in accrued expenses                                         (195)                 223           (2)
      Increase in deposit from lessees                                               1,148                8,464            9
      Other, net                                                                   (12,423)               9,745         (102)
                                                                                ----------           ----------    ---------
               Net cash provided by operating activities                            83,282              257,635          679
                                                                                ----------           ----------    ---------

Cash Flows from Investing Activities:
      Purchases of lease equipment, including advance payments                    (465,874)            (838,105)      (3,800)
      Principal payments received under direct financing leases                    389,630              768,923        3,178
      Net proceeds from securitization of lease and loan receivables                92,803              258,926          757
      Installment loans made to customers                                         (622,872)          (1,334,532)      (5,081)
      Principal collected on installment loans                                     532,142              865,598        4,340
      Proceeds from sales of operating lease assets                                 32,474               39,921          265
      Investment in and dividends received from affiliates, net                       (902)             (20,457)          (7)
      Purchases of available-for-sale securities                                   (67,406)            (289,055)        (550)
      Proceeds from sales of available-for-sale securities                         144,800              325,758        1,181
      Maturities of available-for-sale securities                                   54,256               67,290          443
      Purchases of other securities                                                (20,941)             (50,243)        (171)
      Proceeds from sales of other securities                                       17,759                6,717          145
      Purchases of other operating assets                                           (1,067)            (119,700)          (9)
      Proceeds from sales of other operating assets                                 14,830                1,841          121
      Net decrease in call loans                                                        --                9,500           --
      Acquisitions of subsidiaries, net of cash acquired                           (10,607)               3,846          (87)
      Sales of subsidiaries, net of cash disposed                                   37,018                  552          302
      Other, net                                                                    (7,016)              (2,491)         (56)
                                                                                ----------           ----------    ---------
               Net cash provided by (used in) in investing activities              119,027             (305,711)         971
                                                                                ----------           ----------    ---------
Cash Flows from Financing Activities:
      Repayment of short-term debt, net                                            (41,950)            (171,114)        (342)
      Proceeds from (Repayment of) commercial paper, net                          (282,590)             101,279       (2,305)
      Proceeds from long-term debt                                                 370,233              975,220        3,020
      Repayment of long-term debt                                                 (425,885)            (729,593)      (3,474)
      Net increase in deposits due to customers                                     41,203               46,929          336
      Issuance of common stock                                                         108               19,315            1
      Dividends paid                                                                (1,254)              (1,226)         (10)
      Net increase (decrease) in call money                                         (5,000)               5,000          (41)
      Other, net                                                                       (39)                 306            0
                                                                                ----------           ----------    ---------
               Net cash provided by (used in) financing activities                (345,174)             246,116       (2,815)
                                                                                ----------           ----------    ---------

Effect of Exchange Rate Changes on Cash and Cash Equivalents                        (1,008)               1,297           (9)
                                                                                ----------           ----------    ---------
Net Increase (Decrease) in Cash and Cash Equivalents                              (143,873)             199,337       (1,174)
Cash and Cash Equivalents at Beginning of Period                                   354,748              155,411        2,894
                                                                                ----------           ----------    ---------
Cash and Cash Equivalents at End of Period                                         210,875              354,748        1,720
                                                                                ==========           ==========    =========

                                                         Segment Information
                      (For the Six Months Ended September 30, 2002 and 2001, and the Year Ended March 31, 2002)
                                                             (Unaudited)


                                                                                                                 (millions of JPY)
                                             Six months ended               Six months ended                 Year ended
                                            September 30, 2002             September 30, 2001              March 31, 2002
                                     -----------------------------   -----------------------------   -----------------------------
                                     Revenues   Income   Operating   Revenues   Income   Operating   Revenues   Income   Operating
                                                before     Assets               before     Assets               before    Assets
                                                Income                          Income                          Income
                                                Taxes                           Taxes                           Taxes
                                     --------   ------   ---------   --------   ------   ---------   --------   ------   ---------
Domestic Operations
   Corporate Finance                  64,544    24,500   1,981,237    54,317    23,844   2,158,006    118,794    48,066   1,960,380
   Equipment Operating Leases         32,967     2,979     142,964    34,123     5,359     136,713     67,319     9,906     147,444
   Real Estate Related Finance        25,703     9,910     908,115    12,853       403     647,889     31,582     5,654   1,012,896
   Real Estate                        45,314    (8,807)    289,919    42,399     3,433     333,394     85,516     5,842     326,473
   Life Insurance                     71,832     2,976     570,983    87,304     4,236     583,579    154,296     5,764     543,738
   Other                              27,159     6,926     372,273    22,521     2,505     322,082     49,139     4,941     352,433
                                     -------   -------   ---------   -------    ------   ---------    -------    ------   ---------
   Sub-Total                         267,519    38,484   4,265,491   253,517    39,780   4,181,663    506,646    80,173   4,343,364
Foreign Operations
   The Americas                       27,275    (1,027)    713,300    37,638       (90)    777,428     75,195       810     794,330
   Asia and Oceania                   27,579     4,314     431,966    30,350     3,498     400,978     56,677     5,433     435,093
   Europe                              5,833      (610)     86,024     8,569     1,521     136,441     14,716       600     113,844
                                     -------   -------   ---------   -------    ------   ---------    -------    ------   ---------
   Sub-Total                          60,687     2,677   1,231,290    76,557     4,929   1,314,847    146,588     6,843   1,343,267
                                     -------   -------   ---------   -------    ------   ---------    -------    ------   ---------
Segment Total                        328,206    41,161   5,496,781   330,074    44,709   5,496,510    653,234    87,016   5,686,631
                                     -------   -------   ---------   -------    ------   ---------    -------    ------   ---------
Difference between Segment totals
   and Consolidated Amounts            6,522    (3,165)   (194,055)    2,469    (7,509)   (106,034)     5,228   (13,977)   (158,482)
                                     -------   -------   ---------   -------    ------   ---------    -------    ------   ---------
Consolidated Amounts                 334,728    37,996   5,302,726   332,543    37,200   5,390,476    658,462    73,039   5,528,149
                                     =======   =======   =========   =======    ======   =========    =======    ======   =========

                                                  (millions of US$)
                                    U.S. dollars September 30, 2002
                                    -------------------------------
                                     Revenues   Income   Operating
                                                before     Assets
                                                Income
                                                Taxes
                                     --------   ------   ---------
Domestic Operations
   Corporate Finance                     526       200      16,160
   Equipment Operating Leases            269        24       1,166
   Real Estate Related Finance           210        81       7,407
   Real Estate                           370       (72)      2,365
   Life Insurance                        586        24       4,657
   Other                                 221        57       3,037
                                     --------   ------   ---------
   Sub-Total                           2,182       314      34,792
Foreign Operations
   The Americas                          222        (8)      5,818
   Asia and Oceania                      225        35       3,523
   Europe                                 48        (5)        702
                                     --------   ------   ---------
   Sub-Total                             495        22      10,043
                                     --------   ------   ---------
Segment Total                          2,677       336      44,835
                                     --------   ------   ---------
Difference between Segment totals
   and Consolidated Amounts               53       (26)     (1,583)
                                     --------   ------   ---------
Consolidated Amounts                   2,730       310      43,252
                                     ========   ======   =========

Basis of presentation and significant accounting policies


In preparing the accompanying consolidated financial statements, ORIX Corporation (the Company) and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

The significant difference with its and Japanese accounting policies and practices are as follows. Accounting for direct financing leases, impairment of long-lived assets and long-lived assets to be disposed of, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition costs and calculation of policy liabilities, derivative instruments and hedging activities, goodwill and intangible assets resulting from business combinations, pension plans, and a reflection of the income tax effect on such adjustments. And segment information is prepared in accordance with FASB Statement No.131. Basis of presentation and significant accounting policies are as follows.

1. Consolidated subsidiaries

The accompanying consolidated financial statements include the accounts of the Company, 107 domestic subsidiaries and 79 foreign subsidiaries (all 186 subsidiaries). Major subsidiaries are ORIX Auto Leasing Corporation, ORIX USA Corporation and others.

2. Affiliates accounted for by the equity method

Investment in 44 domestic affiliates and 21 foreign affiliates (all 65 affiliates) are accounted for by using equity method. Major affiliates are The Fuji Fire and Marine Insurance Company Limited, Stockton Holdings Limited and others.

3. The date of subsidiaries interim closing

Subsidiaries where interim closing date differs from that of the Company close their books with necessary adjustments for consolidation purpose at the interim closing date.

4. Accounting policies

(1) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Recognition of revenues

Direct financing leases--The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term using the interest method. Certain direct lease origination costs are being deferred and amortized over the lease term as a yield adjustment.

Operating leases--Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis.

Insurance premium and expenses-- Premium income from life insurance policies are recognized as earned premiums when due. Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The certain costs associated with writing insurances were deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

(3) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income. Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through accumulated other comprehensive loss, net of applicable income taxes. The Company and its subsidiaries recognize losses related to securities for which the market price has been below the acquisition cost other than temporary decline.
Held-to-maturity securities are recorded at amortized cost.

(4) Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the asset.

(5) Allowance for doubtful receivables on direct financing leases and possible loan losses

The allowance for doubtful receivables on direct financing leases and possible loan losses is maintained at a level which, in the judgment of management, is adequate to provide for potential losses on lease and loan portfolios that can be reasonably anticipated.

(6) Prepaid benefit cost (Accrued benefit liability)

The Company and its subsidiaries adopted FASB Statement No.87 ("Employer's Accounting for Pensions").

(7) Significant foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity's functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year.

(8) Hedge accounting

The Company and its subsidiaries adopted FASB Statement No.133 ("Accounting for Derivative Instruments and Hedging Activities"), as amended by FASB Statement No.138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No.133"). All derivatives are recorded on the balance sheet at fair value.

(9) Income taxes

The Company, in general, determines its income tax provisions for interim periods by applying the current estimate of the effective tax rate to be applicable for the full fiscal year to the actual year-to-date pre-tax income amount. The estimated effective tax rate is determined by dividing total estimated income tax expense for the full fiscal year by total estimated pre-tax income for the full fiscal year.

5. Cash and cash equivalents in the accompanying consolidated statements of cash flows

Cash and cash equivalents include cash on hand, deposits placed with bank and short-term highly liquid investments with original maturities of three months or less.

6. Other notes to consolidated financial statements

In March 2002, the Company acquired approximately 22% interest in The Fuji Fire and Marine Insurance Company Limited for JPY18,105 million (US$148 million). Also in July 2002, the Company acquired a 90% interest in Nittetsu Lease Co., Ltd. for JPY4,974 million (US$41 million). The Company has recorded its share of earnings for each entity by the equity method and consolidation from their respective acquisition dates forward. In this regard, the Company has reflected certain preliminary estimates of the valuation of the underlying net assets of each of the entities in the accompanying consolidated financial statements. Any required adjustments to these estimates will be recorded as valuations are finalized, including the determination of positive or negative goodwill, if any.


Revenues from foreign customers

Revenues from foreign customers are as follows.

September 30, 2002
----------------------------------------------------------------------------------------
                                                          millions of JPY
                                             -------------------------------------------
                                                The       Asia and
                                              Americas    Oceania     Europe    Total
                                             ----------  ----------  --------  -------
Revenues from foreign customers                  27,918      28,276     6,421   62,615
-------------------------------------------  ----------  ----------  --------  -------
Total consolidated revenues                                                    334,728
-------------------------------------------  ----------  ----------  --------  -------
Ratio of revenues from foreign
  customers to total consolidated revenues         8.3%        8.4%      1.9%    18.7%
===========================================  ==========  ==========  ========  =======

September 30, 2002
----------------------------------------------------------------------------------------
                                                     millions of U.S.dollars
                                             -------------------------------------------
                                                The       Asia and
                                              Americas    Oceania     Europe    Total
                                             ----------  ----------  --------  -------
Revenues from foreign customers                     228         231        52      511
-------------------------------------------  ----------  ----------  --------  -------
Total consolidated revenues                                                      2,730
-------------------------------------------  ----------  ----------  --------  -------
Ratio of revenues from foreign
    customers to total consolidated revenues       8.3%        8.4%      1.9%    18.7%
===========================================  ==========  ==========  ========  =======

This information was not prepared at September 30, 2001 and March 31, 2002.

                            Investment in Securities


Investment in securities at September 30, 2002 and March 31, 2002 consists of the following:

-----------------------------------------------------------------------------------------
                                          Millions of JPY                 Millions of
                                                                          U.S. dollars
                               --------------------------------------   -----------------
                                 September 30,          March 31,        September 30,
                                     2002                 2002                2002
-----------------------------------------------------------------------------------------
Trading securities                     13,820                 879                  113
Available-for-sale securities         561,822             718,919                4,582
Held-to-maturity securities            12,815              16,008                  105
Other securities                      129,043             125,530                1,052
                               ------------------  ------------------   -----------------
                                      717,500             861,336                5,852
                               ==================  ==================   =================
-----------------------------------------------------------------------------------------


Other securities consist mainly of non-marketable equity securities, preferred subscription certificates carried at cost and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at September 30, 2002 and March 31, 2002 are as follows:

September 30, 2002
------------------------------------------------------------------------------------------------------------------
                                                                         Millions of JPY
                                                 -----------------------------------------------------------------
                                                                      Gross           Gross
                                                    Amortized      unrealized       unrealized
                                                       cost           gains           losses         Fair Value
------------------------------------------------------------------------------------------------------------------
Available-for-sale:
   Japanese and foreign government
     bond securities                                    25,254              225             (78)          25,401
   Japanese prefectural and
     foreign municipal bond securities                  12,396              226            (881)          11,741
   Corporate debt securities                           366,903            3,711          (8,271)         362,343
   Mortgage-backed and
     other asset-backed securities                     114,903            4,833          (3,159)         116,577
   Funds in trust                                        4,731               --            (593)           4,138
  Equity securities                                     26,894           17,651          (2,923)          41,622
                                                 ---------------  --------------  ---------------  ---------------
                                                       551,081           26,646         (15,905)         561,822
                                                 ===============  ==============  ===============  ===============
Held-to-maturity:
   Japanese and foreign government
     bond securities                                       207                1              --              208
   Asset-backed securities                              12,587               --              --           12,587
   Corporate debt securities                                21               --              --               21
                                                 ---------------  --------------  ---------------  ---------------
                                                        12,815                1              --           12,816
                                                 ===============  ==============  ===============  ===============
------------------------------------------------------------------------------------------------------------------

March 31, 2002
------------------------------------------------------------------------------------------------------------------
                                                                         Millions of JPY
                                                 -----------------------------------------------------------------
                                                                      Gross           Gross
                                                    Amortized      unrealized       unrealized
                                                       cost           gains           losses         Fair Value
-----------------------------------------------------------------------------------------------------------------
Available-for-sale:
   Japanese and foreign government
     bond securities                                    25,061              256              (9)          25,308
   Japanese prefectural and
     foreign municipal bond securities                  24,256              582            (464)          24,374
   Corporate debt securities                           501,380            7,010         (10,552)         497,838
   Mortgage-backed and
     other asset-backed securities                     109,528            6,152          (2,789)         112,891
   Funds in trust                                        5,452               --            (465)           4,987
   Equity securities                                    27,619           27,992          (2,090)          53,521
                                                 ---------------  --------------  ---------------  --------------
                                                       693,296           41,992         (16,369)         718,919
                                                 ===============  ==============  ===============  ==============
Held-to-maturity:
   Japanese and foreign government
     bond securities                                       183               22              --              205
   Asset-backed securities                              15,825            1,990            (302)          17,513
                                                 ---------------  --------------  ---------------  --------------
                                                        16,008            2,012            (302)          17,718
                                                 ===============  ==============  ===============  ==============
-----------------------------------------------------------------------------------------------------------------

September 30, 2002
------------------------------------------------------------------------------------------------------------------
                                                                     Millions of U.S. dollars
                                                 -----------------------------------------------------------------
                                                                      Gross           Gross
                                                    Amortized      unrealized       unrealized
                                                       cost           gains           losses         Fair Value
------------------------------------------------------------------------------------------------------------------
Available-for-sale:
   Japanese and foreign government
     bond securities                                       206                2              (1)             207
   Japanese prefectural and
     foreign municipal bond securities                     101                2              (7)              96
   Corporate debt securities                             2,992               30             (67)           2,955
   Mortgage-backed and
     other asset-backed securities                         938               39             (26)             951
   Funds in trust                                           39               --              (5)              34
   Equity securities                                       219              144             (24)             339
                                                 ---------------  --------------  ---------------  ---------------
                                                         4,495              217            (130)           4,582
                                                 ===============  ==============  ===============  ===============
Held-to-maturity:
   Japanese and foreign government
     bond securities                                         2                0              --                2
   Asset-backed securities                                 103               --              --              103
   Corporate debt securities                                 0               --              --                0
                                                 ---------------  --------------  ---------------  ---------------
                                                           105                0              --              105
                                                 ===============  ==============  ===============  ===============
------------------------------------------------------------------------------------------------------------------

This information was not prepared at September 30, 2001.

                                   Derivative

The Company and its subsidiaries are party to derivative financial instruments that use in the normal course of business to reduce exposure to fluctuations in interest and foreign currency rates.

(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements as cash flow hedges for variability of cash flows originated from floating rate borrowings.

(b) Fair value hedges
The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. A subsidiary hedges a portion of the interest rate exposure of the fair values of certain asset-backed securities using sales of future contracts on treasury securities. The Company's subsidiaries, which issued medium-term notes, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In case that medium-term notes were denominated in other than the subsidiaries' local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(c) Hedges of net investment in foreign operations
The Company uses foreign exchange forward contracts, foreign currency swap agreements and borrowings denominated in the subsidiaries' local currencies to hedge the foreign currency exposure of net investment in foreign subsidiaries.

(d) Trading and other derivatives
Certain of the Company's subsidiaries engage in trading activities with various future contracts. For risk management purposes, the Company and certain subsidiaries entered into interest rate swap agreements, caps and collars, which are not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries' convertible bonds, and are recorded as stand-alone derivative contracts. At September 30, 2002 and March 31, 2002, the total face amount was JPY110,733 million (US$903 million) and JPY127,572 million, respectively and the fair value of conversion option was JPY695 million (US$6 million) and JPY2,195 million, respectively.

September 30, 2002
-------------------------------------------------------------------------------------------------------------
                                                                      Millions of JPY
                                                -------------------------------------------------------------
                                                                                              Estimated
                                                 Notional amount      Carrying amount        fair value
-------------------------------------------------------------------------------------------------------------
Interest rate risk management:
    Interest rate swap agreements                          513,781             (16,272)             (16,272)
    Options, caps, floors and collars held                  28,187                 (41)                 (41)
    Futures                                                116,801                (949)                (949)
Foreign exchange risk management:
    Foreign exchange forward contracts                      59,391                (346)                (346)
    Foreign currency swap agreements                       361,930              (5,050)              (5,050)
Trading activities:
    Futures                                                 78,561                 283                  283
    Interest rate swap agreements                            2,000                   7                    7
    Options, caps, floors and collars held                  10,543                   3                    3
    Options, caps, floors and collars written                3,600                  (2)                  (2)
-------------------------------------------------------------------------------------------------------------

March 31, 2002
-------------------------------------------------------------------------------------------------------------
                                                                      Millions of JPY
                                                -------------------------------------------------------------
                                                                                                Estimated
                                                   Notional amount      Carrying amount        fair value
-------------------------------------------------------------------------------------------------------------
Interest rate risk management:
    Interest rate swap agreements                          482,130              (9,326)              (9,326)
    Options, caps, floors and collars held                  31,258                 (29)                 (29)
    Futures                                                 89,371               2,325                2,325
Foreign exchange risk management:
    Foreign exchange forward contracts                      95,410              (1,915)              (1,915)
    Foreign currency swap agreements                       385,759             (30,529)             (30,529)
Trading activities:
    Futures                                                143,518                 196                  196
    Interest rate swap agreements                            2,000                   8                    8
    Options, caps, floors and collars held                  10,188                   8                    8
    Options, caps, floors and collars written                7,598                  (5)                  (5)
    Foreign exchange forward contracts                       2,015                   6                    6
-------------------------------------------------------------------------------------------------------------


September 30, 2002
-------------------------------------------------------------------------------------------------------------
                                                                  Millions of U.S. dollars
                                                -------------------------------------------------------------
                                                                                                Estimated
                                                   Notional amount      Carrying amount        fair value
-------------------------------------------------------------------------------------------------------------
Interest rate risk management:
    Interest rate swap agreements                            4,191                (133)                (133)
    Options, caps, floors and collars held                     230                  (0)                  (0)
    Futures                                                    953                  (8)                  (8)
Foreign exchange risk management:
    Foreign exchange forward contracts                         484                  (3)                  (3)
    Foreign currency swap agreements                         2,952                 (41)                 (41)
Trading activities:
    Futures                                                    641                   2                    2
    Interest rate swap agreements                               16                   0                    0
    Options, caps, floors and collars held                      86                   0                    0
    Options, caps, floors and collars written                   29                  (0)                  (0)
-------------------------------------------------------------------------------------------------------------

This information was not prepared at September 30, 2001.

Key Quarterly Financial Data  (Unaudited)
                                                                                                                   (millions of JPY)
-----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data                                  Q1 (01/4-6)  Q2 (01/7-9)  Q3 (01/10-12)   Q4 (02/1-3)  Q1 (02/4-6)  Q2 (02/7-9)
-----------------------------------------------------------------------------------------------------------------------------------
1) Investment in Direct Financing Leases             1,622,953    1,821,868     1,839,899      1,658,669   1,646,932     1,669,623
     Domestic                                        1,191,040    1,423,710     1,410,859      1,255,537   1,283,552     1,305,846
     Foreign                                           431,913      398,158       429,040        403,132     363,380       363,777
2) Installment Loans                                 1,918,389    1,996,542     2,274,515      2,273,280   2,327,354     2,326,189
     Domestic                                        1,511,925    1,585,267     1,840,077      1,840,289   1,898,108     1,932,184
     Foreign                                           406,464      411,275       434,438        432,991     429,246       394,005
3) Investment in Operating Leases                      464,276      468,841       488,662        474,491     451,012       460,103
     Domestic                                          335,833      347,725       357,459        338,719     327,391       339,403
     Foreign                                           128,443      121,116       131,203        135,772     123,621       120,700
4) Investment in Securities                            963,493      972,816       972,581        861,336     759,406       717,500
     Domestic                                          758,065      762,063       753,028        651,702     565,409       520,005
     Foreign                                           205,428      210,753       219,553        209,634     193,997       197,495
5) Other Operating Assets                              132,822      130,409       187,654        260,373     143,064       129,311
     Domestic                                          107,666      106,557       175,144        248,216     132,217       118,558
     Foreign                                            25,156       23,852        12,510         12,157      10,847        10,753
-----------------------------------------------------------------------------------------------------------------------------------
Total Operating Assets                               5,101,933    5,390,476     5,763,311      5,528,149   5,327,768     5,302,726
-----------------------------------------------------------------------------------------------------------------------------------
Allowance for Doubtful Receivables on Direct
  Financing Leases and Possible Loan Losses           (141,663)    (145,856)     (150,100)      (152,887)   (150,264)     (136,961)
Allowance/Investment in Direct Financing Leases           4.0%         3.8%          3.6%           3.9%        3.8%          3.4%
  and Installment Loans
-----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                         5,693,269    6,002,015     6,365,717      6,350,219   6,091,100     6,050,290
-----------------------------------------------------------------------------------------------------------------------------------
Short-Term Debt, Long-Term Debt and Deposits         4,143,990    4,409,036     4,732,736      4,679,566   4,489,605     4,425,331
Policy Liabilities                                     579,612      598,871       597,412        602,664     600,144       601,815
-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                    5,225,390    5,546,868     5,874,530      5,847,711   5,592,427     5,550,564
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                   467,879      455,147       491,187        502,508     498,673       499,726
-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities & Shareholders' Equity             5,693,269    6,002,015     6,365,717      6,350,219   6,091,100     6,050,290
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Income Statement Data                               Q1 (01/4-6)  Q2 (01/7-9)  Q3 (01/10-12)   Q4 (02/1-3)  Q1 (02/4-6)  Q2 (02/7-9)
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
1) Direct Financing Leases                              29,611       28,916        31,445         31,942      30,742        32,737
     Domestic                                           19,145       19,500        22,583         22,923      21,987        24,854
     Foreign                                            10,466        9,416         8,862          9,019       8,755         7,883
2) Operating Leases                                     28,354       30,289        31,735         30,429      30,534        30,545
     Domestic                                           20,419       22,672        22,851         21,790      22,012        21,808
     Foreign                                             7,935        7,617         8,884          8,639       8,522         8,737
3) Interest on Loans and Investment Securities          28,898       27,860        31,119         34,085      30,757        33,284
   Interest on loans                                    22,861       22,572        25,575         28,724      26,203        29,323
     Domestic                                           15,218       14,814        17,561         22,542      19,795        22,089
     Foreign                                             7,643        7,758         8,014          6,182       6,408         7,234
   Interest on investment securities                     6,037        5,288         5,544          5,361       4,554         3,961
     Domestic                                            1,105        1,000           641            787         319           162
     Foreign                                             4,932        4,288         4,903          4,574       4,235         3,799
4) Brokerage Commissions and Gains on Investment
    Securities                                           4,045        4,451         3,266          6,605       5,127         2,800
     Brokerage commissions                                 903          726           740            571         774           569
     Gains on investment securities                      3,142        3,725         2,526          6,034       4,353         2,231
5) Life Insurance Premiums and Related Investment
    Income                                              40,287       45,625        29,748         36,673      32,946        38,886
     Life insurance premiums                            35,345       42,347        26,652         31,135      28,745        34,503
     Related investment income                           4,942        3,278         3,096          5,538       4,201         4,383
6) Residential Condominium Sales                        28,290        4,729         7,420         17,639      11,666        18,076
     Domestic                                           28,290        4,729         7,420         17,639      11,666        18,076
     Foreign                                                --           --            --             --          --            --
7) Interest Income on Deposits                             473          537           244            120         177           135
8) Other Operating Revenues                             19,409       10,769        13,115         20,334      19,008        17,308
     Domestic                                           17,381        6,254        10,443         17,574      17,015        14,867
     Foreign                                             2,028        4,515         2,672          2,760       1,993         2,441
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues                                         179,367      153,176       148,092        177,827     160,957       173,771
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   (millions of JPY)
-----------------------------------------------------------------------------------------------------------------------------------
Income Statement Data                                 Q1 (01/4-6)  Q2 (01/7-9)  Q3 (01/10-12)  Q4 (02/1-3)  Q1 (02/4-6)  Q2 (02/7-9)
-----------------------------------------------------------------------------------------------------------------------------------
Expenses
1) Interest Expense                                      26,128       23,848        21,695        18,677      18,974        17,730
2) Depreciation-Operating Leases                         18,692       18,691        19,430        20,234      19,429        19,424
3) Life Insurance Costs                                  36,123       42,806        28,002        32,855      29,649        34,775
4) Costs of Residential Condominium Sales                23,277        4,259         6,462        15,519       9,985        15,727
5) Other Operating Expenses                              10,729        3,575         6,657         8,653       8,379         9,770
6) Selling, General and Administrative Expenses          29,591       28,668        32,294        35,763      34,163        35,666
7) Provision for Doubtful Receivables and
   Possible Loan Losses                                   9,634       10,554        11,753        19,426      12,803        12,164
8) Write-downs of Long-Lived Assets                          --        1,386            --         1,330          --        14,665
9) Write-downs of Securities                              2,132        5,119         5,803         6,688       2,166         3,576
10) Foreign Currency Transaction Loss (Gain), Net         1,142       (1,439)           62        (1,125)        710           338
-----------------------------------------------------------------------------------------------------------------------------------
Total Expenses                                          157,448      137,467       132,158       158,020     136,258       163,835
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income                                         21,919       15,709        15,934        19,807      24,699         9,936
Equity in Net Income (Loss) of and Gain (Loss) on
  Sales of Affiliates                                      (870)         442           517          (419)      1,623         1,738
Income before Income Taxes                               21,049       16,151        16,451        19,388      26,322        11,674
Provision for Income Taxes                               10,740        6,557         7,189         8,417      11,374         5,796
Income before Cumulative Effect of a Change in
   Accounting Principle                                  10,309        9,594         9,262        10,971      14,948         5,878
Cumulative Effect of a Change in Accounting Principle       133           --            --            --       1,937            --
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                                               10,442        9,594         9,262        10,971      16,885         5,878
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
New Business Volumes                                  Q1 (01/4-6)  Q2 (01/7-9)  Q3 (01/10-12)  Q4 (02/1-3)  Q1 (02/4-6)  Q2 (02/7-9)
-----------------------------------------------------------------------------------------------------------------------------------
Direct Financing Leases: New receivables added          186,123      455,256       213,008       228,683     237,779       325,817
   Domestic                                             147,350      402,643       152,409       175,567     172,957       274,881
   Foreign                                               38,773       52,613        60,599        53,116      64,822        50,936
Direct Financing Leases: New equipment acquisitions     159,348      418,665       185,790       216,576     210,819       297,122
   Domestic                                             126,350      373,740       130,801       167,821     151,062       251,883
   Foreign                                               32,998       44,925        54,989        48,755      59,757        45,239
Installment Loans: New loans added                      269,524      271,280       472,897       326,699     341,138       334,070
   Domestic                                             201,626      226,464       425,048       291,529     273,867       300,963
   Foreign                                               67,898       44,816        47,849        35,170      67,271        33,107
Operating Leases: New equipment acquisitions             47,872       37,336        42,619        18,376      20,870        40,656
   Domestic                                              41,310       28,301        36,310        11,012      14,128        33,517
   Foreign                                                6,562        9,035         6,309         7,364       6,742         7,139
Investment in Securities: New securities added           88,666      101,526        80,556        77,599      48,907        46,321
   Domestic                                              77,125       75,703        77,225        74,195      38,346        44,804
   Foreign                                               11,541       25,823         3,331         3,404      10,561         1,517
Other Operating Assets: New assets added                 22,226       18,002        81,206        82,687      20,768        29,791
   Domestic                                              16,428       12,206        76,287        75,982      15,475        29,403
   Foreign                                                5,798        5,796         4,919         6,705       5,293           388
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Key Ratios, Per Share Data, and Employees             Q1 (01/4-6)  Q2 (01/7-9)  Q3 (01/10-12)  Q4 (02/1-3)  Q1 (02/4-6)  Q2 (02/7-9)
-----------------------------------------------------------------------------------------------------------------------------------
Return on Equity (ROE)*                                    9.0%         8.3%          7.8%          8.8%       13.5%          4.7%
Return on Assets (ROA)*                                   0.74%        0.66%         0.60%         0.69%       1.09%         0.39%
Shareholders' Equity Ratio                                 8.2%         7.6%          7.7%          7.9%        8.2%          8.3%
Debt-to-Equity Ratio (times)                                8.9          9.7           9.6           9.3         9.0           8.9
Book Value Per Share (yen)                             5,724.89     5,567.69      5,874.75      6,007.52    5,961.30      5,973.44
Basic EPS (yen)                                          127.78       117.38        112.63        131.20      201.85         70.27
Diluted EPS (yen)                                        122.71       112.79        107.71        123.54      189.95         66.32
Number of Employees                                      10,209       11,359        11,307        11,271      11,820        11,859
-----------------------------------------------------------------------------------------------------------------------------------
*annualized

                                                                                                                   (millions of JPY)
------------------------------------------------------------------------------------------------------------------------------------
Segment Information                                  Q1 (01/4-6)  Q2 (01/7-9)  Q3 (01/10-12)  Q4 (02/1-3)  Q1 (02/4-6)  Q2 (02/7-9)
------------------------------------------------------------------------------------------------------------------------------------
Domestic Operations   Corporate Finance                 27,420       26,897       31,459         33,018       31,465       33,079
                      Equipment Operating Leases        16,854       17,269       16,574         16,622       16,233       16,734
                      Real Estate Related Finance        6,898        5,955        7,399         11,330       13,995       11,708
                      Real Estate                       33,160        9,239       14,994         28,123       18,983       26,331
                      Life Insurance                    41,181       46,123       30,419         36,573       32,946       38,886
                      Other                             10,975       11,546       11,396         15,222       12,773       14,386
                                                     -------------------------------------------------------------------------------
                                Sub-Total              136,488      117,029      112,241        140,888      126,395      141,124
                                                     -------------------------------------------------------------------------------
Foreign Operations
                      The Americas                      17,747       19,891       18,523         19,034       14,739       12,536
                      Asia and Oceania                  17,838       12,512       12,685         13,642       13,741       13,838
                      Europe                             4,041        4,528        3,569          2,578        3,091        2,742
                                                     -------------------------------------------------------------------------------
                                Sub-Total               39,626       36,931       34,777         35,254       31,571       29,116
------------------------------------------------------------------------------------------------------------------------------------
Total Segment Revenues                                 176,114      153,960      147,018        176,142      157,966      170,240
------------------------------------------------------------------------------------------------------------------------------------
Domestic Operations   Corporate Finance                 11,403       12,441       11,602         12,620       10,411       14,089
                      Equipment Operating Leases         2,655        2,704        2,128          2,419        1,271        1,708
                      Real Estate Related Finance          323           80        1,752          3,499        6,106        3,804
                      Real Estate                        4,587       (1,154)         870          1,539        2,735      (11,542)
                      Life Insurance                     3,397          839         (347)         1,875        1,282        1,694
                      Other                                800        1,705          739          1,697        2,554        4,372
                                                     -------------------------------------------------------------------------------
                                Sub-Total               23,165       16,615       16,744         23,649       24,359       14,125
                                                     -------------------------------------------------------------------------------

Foreign Operations    The Americas                      (1,100)       1,010         (248)         1,148        1,229       (2,256)
                      Asia and Oceania                     798        2,700          998            937        1,673        2,641
                      Europe                             1,153          368          (47)          (874)        (545)         (65)
                                                     -------------------------------------------------------------------------------
                                Sub-Total                  851        4,078          703          1,211        2,357          320
------------------------------------------------------------------------------------------------------------------------------------
Total Segment Profits (Income before Income Taxes)      24,016       20,693       17,447         24,860       26,716       14,445
------------------------------------------------------------------------------------------------------------------------------------
Foreign Operations    Corporate Finance              1,894,988    2,158,006    2,185,994      1,960,380    2,008,152    1,981,237
                      Equipment Operating Leases       136,531      136,713      145,626        147,444      141,905      142,964
                      Real Estate Related Finance      627,352      647,889      935,426      1,012,896      906,193      908,115
                      Real Estate                      316,625      333,394      324,973        326,473      293,189      289,919
                      Life Insurance                   557,393      583,579      574,403        543,738      497,593      570,983
                      Other                            308,235      322,082      350,161        352,433      389,605      372,273
                                                     -------------------------------------------------------------------------------
                                Sub-Total            3,841,124    4,181,663    4,516,583      4,343,364    4,236,637    4,265,491
                                                     -------------------------------------------------------------------------------
Foreign Operations    The Americas                     808,165      777,428      818,723        794,330      695,351      713,300
                      Asia and Oceania                 415,803      400,978      441,432        435,093      467,456      431,966
                      Europe                           149,070      136,441      126,348        113,844       98,200       86,024
                                                     -------------------------------------------------------------------------------
                                Sub-Total            1,373,038    1,314,847    1,386,503      1,343,267    1,261,007    1,231,290
------------------------------------------------------------------------------------------------------------------------------------
Total Segment Assets                                 5,214,162    5,496,510    5,903,086      5,686,631    5,497,644    5,496,781
------------------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ORIX Corporation


Date: October 28, 2002                   By /s/ Masaru Hattori
                                           ------------------------------------
                                           Masaru Hattori
                                           Corporate Executive Officer
                                           Accounting Department
                                           General Affairs Department
                                           ORIX Corporation